EXHIBIT 99.1

For Immediate Release

Compugen Ltd. Reports Fourth Quarter
and Calendar 2013 Results

Company discloses key 2014 corporate objectives

TEL AVIV, ISRAEL – February 11, 2014 – Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the fourth quarter and year ended December 31, 2013 and disclosed key corporate objectives for 2014.

Anat Cohen-Dayag, PhD, President and CEO of Compugen, stated, “This past year was very important for Compugen with respect to demonstrating our competitive advantages in predictive drug discovery. During 2013, among other achievements, we began to license product candidates from our first focused discovery program for immune checkpoints, to advance additional immune checkpoint candidates in our Pipeline Program, and to harness the power of our predictive infrastructure to initiate a second focused discovery program of targets for antibody drug conjugate (ADC) cancer therapy, for which we announced initial target candidate discoveries before year-end. During the year, we also began to receive greater recognition within the industry for both our Pipeline Program candidates and discovery capabilities.”

Dr. Cohen-Dayag continued, “With a significantly increased R&D budget for 2014, we look forward to further achievements in our areas of focus, with a primary emphasis on immune checkpoint related product opportunities. This emphasis includes advancing multiple candidates towards additional future early stage collaborations and expanding our internal research and development activities for future human clinical trials in the field of cancer immunotherapy.”

With respect to calendar 2014, included in our corporate objectives are the following:

•	achieve work plan goals and milestones for existing collaborations

•	enter into one or more additional Pipeline Program collaborations

•
aggressively advance in parallel additional target research and therapeutic antibody discovery programs for multiple immune checkpoints for cancer immunotherapy, including one or more to be taken towards future clinical trials in oncology by the company

•	establish a biomarker discovery program for selected checkpoint candidates

•	achieve experimental validation for our recently discovered ADC target candidates

•	utilize the Company's predictive discovery infrastructure to further enhance the intellectual property position of selected product candidates

Revenues for the fourth quarter of 2013 and the year ended December 31, 2013 were $1.8 million and $3.5 million, respectively, compared with $134,000 and $242,000 for the comparable periods in 2012. Revenues reported for the most recent periods consisted primarily of the portions of the non-refundable $10 million upfront payment received under the August 2013 collaboration and license agreement with Bayer Pharma AG (“Bayer Agreement”), that were recognizable during such periods in accordance with U.S. GAAP revenue recognition accounting.

Cost of revenues for the fourth quarter of 2013 and year ended December 31, 2013 were $810,000 and $2.5 million respectively, compared with $168,000 and $201,000 for the comparable periods in 2012. These increases reflect, in large part, research and development expenses and certain payments that occurred in the third quarter of 2013, in both cases attributed to the Bayer Agreement.

Research and development expenses, net, for the fourth quarter of 2013 and the year ended December 31, 2013 were $3.3 million and $12.3 million, respectively, compared with $2.6 million and $9.4 million for the comparable periods in 2012, and remained the Company’s largest expense. The growth in research and development expenses, net, for the fourth quarter and full year, reflects increasing levels of activities in support of the Company’s Pipeline Program, including a substantial increase in activities relating to the research and development of monoclonal antibody therapeutic candidates at Compugen's wholly-owned U.S. subsidiary.

Compugen’s net loss for calendar 2013 was $14.1 million (after reflecting non-cash stock-based compensation of $3.5 million), or $0.36 per basic and diluted share, compared with a net loss of $13.6 million (after reflecting non-cash stock-based compensation of $2.5 million), or $0.38 per basic and diluted share, for 2012. The increase in net loss for calendar 2013, compared with the same period in 2012, resulted from increased corporate activities primarily relating to research and development, partially offset by an increase in revenues.

As of December 31, 2013 and 2012, the liability related to the "Research and development funding arrangements and others" amounted to $13.2 million and $7.9 million, respectively, resulting from the accounting for the Baize research and development funding arrangements signed in December 2011 and December 2010, as amended. The liability balances are primarily related to the estimated fair values of the embedded derivative instruments resulting from the right of the investor, under the amended agreement, to waive its right to receive potential future payments in exchange for Compugen ordinary shares.

As of December 31, 2013, available resources totaled $51.3 million (consisting of cash related accounts totaling $46.8 million and $4.5 million market value of Evogene shares owned by the Company at such time) compared with $24.8 million (consisting of cash related accounts totaling $19.6 million and $5.2 million market value of Evogene shares) at December 31, 2012, representing a net increase of $26.5 million for calendar year 2013. Compugen has budgeted for calendar 2014 total cash uses of approximately $24 million. Compugen does not include in its budget any cash anticipated to be received during the year from revenues, financing activities or other sources. For calendar year 2013, such cash actually received totaled approximately $42 million.

Conference Call and Webcast Information

Compugen will hold a conference call to discuss its fourth quarter and yearend results today, February 11, 2014 at 10:00 a.m. EST. To access the conference call, please dial 1-888-668-9141 from the US or +972-3-918-0609 internationally.  The call will also be available via live webcast through Compugen’s website, located at the following link.

A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-888-782-4291 from the US or +972-3-925-5918 internationally. The replay will be available through February 14, 2014.

About Compugen

Compugen is a leading drug discovery company focused on therapeutic proteins and monoclonal antibodies to address important unmet needs in the fields of immunology and oncology. The Company utilizes a broad and continuously growing integrated infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities for the in silico (by computer) prediction and selection of product candidates, which are then advanced in its Pipeline Program. The Company's business model includes collaborations covering the further development and commercialization of product candidates at various stages from its Pipeline Program and various forms of research and discovery agreements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing. Compugen’s wholly-owned U.S. subsidiary located in South San Francisco is developing oncology and immunology monoclonal antibody therapeutic candidates against its drug targets. For additional information, please visit Compugen's corporate website at www.cgen.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements related to the key objectives for 2014, the increased R&D budget for 2014, and expected achievements related thereto, and anticipated total cash uses for 2014.  Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the inability to reach mutually agreeable terms and conditions with respect to potential new collaborations, the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission as well as other documents that may be subsequently filed by Compugen from time to time with the Securities and Exchange Commission. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@netvision.net.il
Tel: +972-52-598-9892

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2013	2012	2013	2012

Revenues	1,775	134	3,549	242
Cost of revenues	810	168	2,509	201
Gross profit	965	(34)	1,040	41

Operating expenses
Research and development expenses, net	3,257	2,608	12,275	9,442
Marketing and business development expenses	195	186	962	684
General and administrative expenses	1,471	1,013	4,846	3,457
Total operating expenses	4,923	3,807	18,083	13,583

Operating loss	(3,958)	(3,841)	(17,043)	(13,542)
Financing income (loss), net	1,375	(1,532)	3,460	(86)
Net loss before taxes	(2,583)	(5,373)	(13,583)	(13,628)
Taxes on income	(345)	-	(500)	-
Net loss	(2,928)	(5,373)	(14,083)	(13,628)

Basic net loss per ordinary share	(0.07)	(0.15)	(0.36)	(0.38)
Weighted average number of Ordinary shares used in computing basic net loss per share	40,802,976	36,125,109	38,869,438	35,844,496

Diluted net loss per ordinary share	(0.09)	(0.15)	(0.36)	(0.38)
Weighted average number of Ordinary shares used in computing diluted net loss per share	42,738,997	36,125,109	38,869,438	36,249,262

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	December 31, 2013	December 31, 2012
ASSETS
Current assets
Cash, cash equivalents and short-term bank deposits	46,766	19,589
Investment in Evogene	4,565	5,196
Other accounts receivable and prepaid expenses	1,885	786
Total current assets	53,216	25,571

Non-current investments
Severance pay fund	2,129	1,728
Total non-current investments	2,129	1,728

Non-current prepaid expenses	158	360

Property and equipment, net	1,208	1,250
Total assets	56,711	28,909

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other accounts payable, accrued expenses and trade payables	2,421	1,384
Deferred revenue	5,318	-
Total current liabilities	7,739	1,384

Non-current liabilities
Research and development funding arrangements and others	13,189	7,872
Deferred revenue	1,454	-
Accrued severance pay	2,441	1,981
Total non-current liabilities	17,084	9,853

Total shareholders’ equity	31,888	17,672
Total liabilities and shareholders’ equity	56,711	28,909